Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following article was first printed in The Gresham Outlook on November 10, 2009.

Frontier officials discuss finances, incentives in Verizon takeover plan

By Shannon O. Wells

 As East County customers are still acclimating to having two companies – Comcast and Verizon – from which to choose cable TV and Internet service, a third entity is insinuating itself into the local lexicon.

As Frontier Communications moves forward in its proposed takeover of Verizon’s local operations, company officials are hopeful state and local regulators’ concerns won’t outweigh the benefits the company says it will bring to the table.

With a highly publicized upgrade with fiber-optic lines just completed in East County, Verizon announced in May it planned to sell all but its wireless telephone operations. The Stamford, Conn.-based Frontier is in the midst of a 14-state deal valued at $8.6 million in stock, cash and debt assumption.

Frontier and Verizon officials visited The Outlook on Thursday, Nov. 5, to tout the positive aspects of the takeover plan, which the companies hope to finalize by mid-2010. They included Jon Davies of Verizon, and David Whitehouse, Steven Crosby, Michael Golob and Stephanie Beasly, all of Frontier.

Here are some points and excerpts from their presentation and follow-up interviews.

Outlook:  How does Frontier intend to offset the $3 billion in debt it’s assuming in taking over Verizon’s suburban Portland operations?

Frontier:  Although we will borrow an additional $3 billion, we will be purchasing properties, which generated approximately $1.9 billion worth of operating cash flow in 2008. This cash flow would prove more than adequate to service the interest and principal payments that would be due on the new debt over time.

Outlook:  You describe the company as running “very lean,” an arrangement that works because of a strong management team.

Frontier:  Frontier has among the highest operating margins in the industry. We like to think that our management team’s focus on fiscal management of our expenses is a key driver to our profitability.

Outlook:  Please summarize how the company has arranged its recent debt financing.

Frontier:  Frontier completed two separate $600 million bond offerings in 2009. The first was in April and the second was in September. The proceeds from these debt issues were used to refinance approximately $1.1 billion of existing indebtedness.

Outlook:  In what areas does a smaller, rural-service based company such as Frontier have an advantage over a long-established giant like Verizon?

Frontier:  The Verizon properties have a lot of overhead that would not need to be replicated when they come over to Frontier. For example, they would have expenses allocated from the Verizon corporate legal department. If we can take on all of these properties without adding any new attorneys (or fewer attorneys than currently allocated to the Verizon properties) to our staff, that would be an opportunity to reduce the overall costs of the business.

We certainly will have to add some overhead to our existing levels, but it would it will be less than the amount currently allocated to the Verizon business by its parent company today.

Outlook:  Oregon and Washington utility commissioners are concerned about Frontier’s debt burdens. You say they “haven’t heard our story.” When will they?

Frontier:  Frontier will be responding to the Commission reports next week. Oregon’s response is due on (Nov.) 16th and Washington’s is the 19th. We will highlight the financial and technical benefits of this transaction to ensure that the commissioners have all the information they need to make an informed decision.

Outlook:  As part of its user-friendly emphasis, Frontier apparently has a program in place to help customers who are intimidated by computers and Internet setups.

Frontier:  Frontier’s “Peace of Mind” suite of products is designed to help our customers with all their computer and electronic needs. We strive to take the “technical” out of technology. Customers can purchase on a monthly basis, or a la carte, various services including hard-drive backup, unlimited technical support for computer-related electronics (printers, scanners, modems, routers, iPods, etc.), remote diagnostics and repair, and PC tune-ups. All of these services are done remotely, so you don’t have to take your PC to a repair center for assistance. Anyone can use these products by visiting our Peace of Mind Web site, at www.frontierhelp.com.

Outlook:  Tell us about the free laptop program.

Frontier:  We found in many of our markets that customers were unable to utilize our high-speed Internet product because they didn’t have a PC in their home. To help mitigate this issue, we started giving away PCs or laptops as part of a seasonal promotion to new customers and those who were renewing their price-protection plans. In the last three years, we have given away more than 90,000 PCs to our customers. With this special promotion, our customers agree to a two- or three-year price protection plan, which guaranteed them that their price would not go up for the duration of their term. Last spring we gave away Dell Netbooks as part of this promotion and had a great response from our customers.

Forward-Looking Language

This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to:  Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings.  We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions